EXHIBIT 12.1

BankUnited Financial Corporation

Ratio of Earnings to Combined Fixed Charges

	For the six months ended March 31,		For the years ended September 30:
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)
Fixed charges (excluding interest on deposits)
Interest on Borrowings	55,825	58,021	116,289	111,959	83,730	92,517	80,860
Rent (33%)	1,189	910	1,936	1,635	1,336	1,160	1,101

Total Fixed Charges (excluding interest on deposits)	57,014	58,931	118,225	113,594	85,066	93,677	81,961
Income (loss) before income taxes and Extraordinary items	34,724	27,474	55,671	47,706	29,379	25,075	(5,497)

Earnings	91,738	86,405	173,896	161,300	114,445	118,752	76,464

Ratio of earnings to combined fixed charges	1.61:1	1.47:1	1.47:1	1.42:1	1.36:1	1.28:1	0.93:1

Fixed charges (including interest on deposits)
Interest on Deposits	36,172	43,757	82,559	105,212	143,134	126,629	106,655
Interest on Borrowings	55,825	58,021	116,289	111,959	83,730	92,517	80,860
Rent (33%)	1,189	910	1,936	1,635	1,336	1,160	1,101

Total Fixed Charges (including interest on deposits)	93,186	102,688	200,784	218,806	228,200	220,306	188,616
Income (loss) before income taxes and Extraordinary items	34,724	27,474	55,671	47,706	29,379	25,075	(5,497)

Earnings	127,910	130,162	256,455	266,512	257,579	245,381	183,119

Ratio of earnings to combined fixed charges	1.37:1	1.27:1	1.28:1	1.22:1	1.13:1	1.12:1	0.97:1